SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65
Company Registry (NIRE): 35.300.177.240
Publicly-held Company
Rua Verbo Divino nº 1.356 - 1º andar, São Paulo-SP

NOTICE TO THE MARKET

Net Serviços de Comunicação S.A. (“Company”), a publicly-held company, headquartered in the city and State of São Paulo, located at Rua Verbo Divino, 1356 - 1º andar, Chácara Santo Antônio, with the corporate taxpayer’s ID (CNPJ/MF) #00.108.786/0001 -65, publicly announces the following notice to the market:

Broadband Market

According to the results of the main broadband connection providers for the third quarter of 2008, NET became the second largest company in this segment, with a 22% market share of the Brazilian market. It is also the company with the largest number of broadband additions, accounting for 41% of the market’s growth.

These figures become even more impressive if we remember that NET is present in only 79 cities, whereas its main competitors have a much wider presence.

These results are due to the Company’s network, which combines fiber optics and coaxial cables, enabling it to actually deliver the advertised speeds to any point in the network, ensuring that customers receive the best quality service.

NET’s service constitutes a major opportunity for continued and rapid growth. Demand for broadband remains strong and we are maintaining a brisk growth pace for all our services despite the global economic crisis. In October 2008 total sales were 77% higher than in the same period the year before, encouraging NET to continue investing in expansion.

New broadband offer

On November 5, NET launched NET Virtua 5G, the 5th generation of its broadband service that ensures ultra-high-speed Internet access. A 60-megabite version is currently being piloted in Leblon, a district in Rio de Janeiro.

The NET Virtua 5G technology was developed in partnership with Cisco and combines NET’s high network capacity, boosted by the use of fiber optics, with Docsis 3.0 technology. This combination allows data transmission speeds of up to 300 Mbps in a single cable modem.

Data transmission cables are modulated by means of equipment in NET’s operations center. A new client modem capable of operating at speeds of up to 300 Mbps is installed at the client’s home.

The main characteristics of NET Vírtua’s five technological generations are:

• 1G: Terayon’s S-CDMA technology, with speeds of up to 256 Kbps;
• 2G: Cable Labs’s Docsis 1.0 technology, with speeds of up to 512 Kbps;
• 3G: Docsis 1.1 technology, which added QoS and the possibility of VoIP. Mega Flash speeds of 2, 4 and 8 Mega;
• 4G: Docsis 2.0 technology, with speeds of up to 3, 6 and 12 Mega;
• 5G: Docsis 3.0 technology, with speeds of up to 300 Mega.

Note that the investments necessary for these improvements were effected in such a way that the Company’s capex did not rise sharply. By adopting a technology that was used in other large-scale markets and gradually implementing it in its cable network, NET was able to manage its investments and offer its clients increasingly innovative products and, at the same time, continue focusing its capex on business growth.

São Paulo, November 12, 2008

João Adalberto Elek Jr.
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.